Earning Release

ELBIT SYSTEMS REPORTS
FOURTH QUARTER AND FULL YEAR 2014 RESULTS

Improvement in key year over year business parameters:
Revenues of $3 billion; Backlog of orders of $6.3 billion;
Net income of $171 million; EPS of $4.01

Haifa, Israel, March 11, 2015 – Elbit Systems Ltd. (the "Company") (NASDAQ and TASE: ESLT), the international high technology defense and homeland security company, reported today its consolidated results for the fourth quarter and full year ended December 31, 2014.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive understanding of the Company's business results and trends. Unless otherwise stated, all financial data presented is GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented: “We are pleased with our performance for the fourth quarter and the full year for 2014, which indicates a solid business base. We are encouraged by the growth in our backlog over the past year which, as expected, led to an increase in revenues. This is an indication of our growth potential, while providing us with good visibility into the coming years. Another important element of our results is the solid growth in two important target regions for us, Latin America and Asia-Pacific. These results, combined with a somewhat more favorable macro-environment for defense spending, lead us to be optimistic with regard to 2015”.

Fourth quarter 2014 results:

Revenues in the fourth quarter of 2014 were $850.3 million, as compared to $811.5 million in the fourth quarter of 2013.

Gross profit amounted to $229.5 million (27.0% of revenues) in the fourth quarter of 2014, as compared to $221.5 million (27.3% of revenues) in the fourth quarter of 2013. The non-GAAP gross profit in the fourth quarter of 2014 was $235.0 million (27.6% of revenues), as compared to $228.1 million (28.1% of revenues) in the fourth quarter of 2013.

Research and development expenses, net, were $71.0 million (8.4% of revenues) in the fourth quarter of 2014, as compared to $63.9 million (7.9% of revenues) in the fourth quarter of 2013.

Marketing and selling expenses, net, were $59.5 million (7.0% of revenues) in the fourth quarter of 2014, as compared to $60.7 million (7.5% of revenues) in the fourth quarter of 2013.

General and administrative expenses, net, were $34.8 million (4.1% of revenues) in the fourth quarter of 2014, as compared to $39.1 million (4.8% of revenues) in the fourth quarter of 2013.

Earning Release

Operating income was $64.2 million (7.6% of revenues) in the fourth quarter of 2014, as compared to operating income of $57.9 million (7.1% of revenues) in the fourth quarter of 2013. The non-GAAP operating income in the fourth quarter of 2014 was $74.8 million (8.8% of revenues), as compared to $70.5 million (8.7% of revenues) in the fourth quarter of 2013.

Financial expenses, net, were $11.2 million in the fourth quarter of 2014, as compared to $10.0 million in the fourth quarter of 2013.

Taxes on income were $9.5 million in the fourth quarter of 2014, as compared to $8.1 million in the fourth quarter of 2013.

Equity in net earnings of affiliated companies and partnerships was $1.8 million (0.2% of revenues) in the fourth quarter of 2014, as compared to $5.5 million (0.7% of revenues) in the fourth quarter of 2013.

Net income attributable to non-controlling interests was $1.2 million in the fourth quarter of 2014, as compared to $2.3 million in the fourth quarter of 2013.

Net income attributable to the Company's shareholders in the fourth quarter of 2014 was $44.0 million (5.2% of revenues), as compared to $42.9 million (5.3% of revenues) in the fourth quarter of 2013. The non-GAAP net income in the fourth quarter of 2014 was $52.8 million (6.2% of revenues), as compared to $53.5 million (6.6% of revenues) in the fourth quarter of 2013.

Diluted net earnings per share attributable to the Company's shareholders were $1.03 for the fourth quarter of 2014, as compared with diluted net earnings per share of $1.01 for the fourth quarter of 2013. The non-GAAP diluted earnings per share in the fourth quarter of 2014 were $1.24, as compared to $1.26 in the fourth quarter of 2013.

Full year 2014 results:

Revenues for the year ended December 31, 2014 were $2,958.2 million, as compared to $2,925.2 million in the year ended December 31, 2013. The leading contributors to our revenues were the airborne systems and C4ISR systems areas of operations. The increases in the airborne systems and C4ISR systems areas of operation were primarily due to increased revenues from airborne EW systems worldwide and HLS systems sold to Latin America. Revenues from land systems in Israel and electro-optic systems in the U.S. decreased slightly.

On a geographic basis, the increase in revenues in Asia-Pacific was mainly due to increased sales of a project to upgrade tanks for a customer in this region. The strong growth of revenues in Latin America was mainly due to increased sales of HLS and EW systems as well as unmanned airborne systems in this region.

Cost of revenues for the year ended December 31, 2014 was $2,133.2 million (72.1% of revenues), as compared to $2,100.3 million (71.8% of revenues) in the year ended December 31, 2013.

Gross profit for the year ended December 31, 2014 was $825.1 million (27.9% of revenues), as compared to gross profit of $824.8 million (28.2% of revenues) in the year ended December 31, 2013. The non-GAAP gross profit in 2014 was $846.7 million (28.6% of revenues), as compared to $847.9 million (29.0% of revenues) in 2013.

Research and development expenses, net, for the year ended December 31, 2014 were $228.0 million (7.7% of revenues), as compared to $220.5 million (7.5% of revenues) in the year ended December 31, 2013.

Earning Release

Marketing and selling expenses, net, for the year ended December 31, 2014 were $216.5 million (7.3% of revenues), as compared to $235.5 million (8.0% of revenues) in the year ended December 31, 2013. The decrease in marketing and selling expenses in 2014 was mainly related to the mix of countries and types of marketing activities for projects in which we invested our marketing efforts.

General and administrative expenses, net, for the year ended December 31, 2014 were $139.6 million (4.7% of revenues), as compared to $129.5 million (4.4% of revenues) in the year ended December 31, 2013. General and administrative expenses in 2013 benefited from income related to a legal settlement, net of expenses, of $7.6 million.

Other operating income, net, for the year ended December 31, 2014 amounted to $6.0 million. The amount reflects a net gain related to the revaluation of a previously held investment in an Israeli subsidiary's shares at the acquisition date due to its accounting treatment as a business combination achieved in stages. As a result of this acquisition, the Company increased its holdings in the subsidiary from 49% to 90%.

Operating income for the year ended December 31, 2014 was $246.9 million (8.3% of revenues), as compared to operating income of $239.4 million (8.2% of revenues), in the year ended December 31, 2013. The non-GAAP operating income in 2014 was $283.9 million (9.6% of revenues), as compared to $278.6 million (9.5% of revenues) in 2013.

Financial expenses, net, for the year ended December 31, 2014 were $47.5 million, as compared to $37.3 million in the year ended December 31, 2013. Financial expenses, net, in 2014 were comparatively high, mainly as a result of accelerated devaluation of the NIS in the third quarter of 2014 and its effect on the Company's U.S. dollar derivative activities, as well as the fluctuation of the U.S. dollar against other foreign currencies, such as the Australian dollar and the Brazilian real, during the year.

Taxes on income for the year ended December 31, 2014 were $25.6 million (effective tax rate of 12.8%), as compared to taxes on income of $25.3 million (effective tax rate of 12.5%) in the year ended December 31, 2013. The effective tax rate is affected by the mix of the tax rates in the various jurisdictions in which the Company's entities generate taxable income and the settlement of tax audits, including adjustments for prior years.

Equity in net earnings of affiliated companies and partnerships for the year ended December 31, 2014 was $5.5 million (0.2% of revenues), as compared to $13.0 million (0.4% of revenues) in the year ended December 31, 2013. The main reason for the decrease in the equity in net earnings of affiliated companies and partnerships was a result of a change in the business and project contractual structure in a U.S. joint venture entity, which led to increased profit in our U.S. subsidiary holding the joint venture and a decrease in profit in the joint venture itself.

Net income attributable to non-controlling interests for the year ended December 31, 2014 was $8.4 million, as compared to $8.0 million in the year ended December 31, 2013.

Net income attributable to the Company's shareholders for the year ended December 31, 2014 was $171.0 million (5.8% of revenues), as compared to $183.4 million (6.3% of revenues) in the year ended December 31, 2013. The decrease in net income resulted mainly from the higher financial expenses in 2014. The non-GAAP net income in the year ended December 31, 2014 was $201.1 million (6.8% of revenues), as compared to $210.8 million (7.2% of revenues) in the year ended December 31, 2013.

Diluted net earnings per share attributable to the Company's shareholders for the year ended December 31, 2014 were $4.01, as compared to $4.34 for the year ended December 31, 2013. The non-GAAP diluted net earnings per share in the year ended December 31, 2014 were $4.71, as compared to $4.99 in the year ended December 31, 2013.

Earning Release

The Company’s backlog of orders for the year ended December 31, 2014 totaled $6,265 million, as compared to $5,822 million as of December 31, 2013. Approximately 69% of the current backlog is attributable to orders from outside Israel. Approximately 69% of the current backlog is scheduled to be performed during 2015 and 2016.

Operating cash flow for the year ended December 31, 2014 was $177.8 million, as compared to $167.0 million in the year ended December 31, 2013.

Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items, significant effects of retroactive tax legislation and changes in accounting guidance and other items which, in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made certain adjustments, as indicated in the table below.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earning Release

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions)

	Three Months ended December 31,		Year ended December 31,
	2014	2013	2014	2013

GAAP gross profit	229.5	221.5	825.0	824.8
Adjustments:
Amortization of purchased intangible assets	5.5	5.7	21.7	22.2
Impairment of long-lived assets	—	0.9	—	0.9
Non-GAAP gross profit	235.0	228.1	846.7	847.9
Percent of revenues	27.6%	28.1%	28.6%	29.0%

GAAP operating income	64.2	57.9	246.9	239.4
Adjustments:
Amortization of purchased intangible assets	10.6	11.7	43.0	45.9
Impairment of long-lived assets	—	0.9	—	0.9
Legal settlements, net	—	—	—	(7.6)
Gain from changes in holdings	—	—	(6.0)	—
Non-GAAP operating income	74.8	70.5	283.9	278.6
Percent of revenues	8.8%	8.7%	9.6%	9.5%

GAAP net income attributable to Elbit Systems’ shareholders	44.0	42.9	171.0	183.4
Adjustments:
Amortization of purchased intangible assets	10.6	11.7	43.0	45.9
Impairment of long-lived assets	—	0.9	—	0.9
Legal settlements, net	—	—	—	(7.6)
Gain from changes in holdings	—	—	(6.0)	(0.9)
Adjustment of gain from discontinued operations, net	—	—	—	(0.8)
Related tax benefits	(1.8)	(2.0)	(6.9)	(10.1)
Non-GAAP net income attributable to Elbit Systems' shareholders	52.8	53.5	201.1	210.8
Percent of revenues	6.2%	6.6%	6.8%	7.2%

Non-GAAP diluted net EPS	1.24	1.26	4.71	4.99

Earning Release

Recent Events:

On November 17, 2014, the Company announced that it was awarded a contract from DIEHL BGT Defence GmbH & Co. KG to provide J-MUSIC™ Multi-Spectral Directed Infrared Counter Measure (DIRCM) systems for the first phase of the German Air Force’s Self-Protection program for its new Airbus A400 aircraft. The contract will be performed over approximately one year and is in an amount that is not material to Elbit Systems.

On December 23, 2014, the Company announced that its wholly-owned U.S. subsidiary, Elbit Systems of America, LLC ("Elbit Systems of America"), received a directed subcontract from the Brazilian Navy for the upgrade of four Grumman C-1A aircraft. The prime contract is held by Marsh Aviation Company of Mesa, Arizona. The subcontract, valued at $106 million, will be performed by Elbit Systems of America over a five-year period.

On January 4, 2015, the Company announced that it was awarded an approximately $90 million contract from the Israeli Ministry of Defense (IMOD) for the maintenance of the Israeli Air Force's (IAF) F-16 array’s avionics systems. The project, to be performed over eleven-year period, will include the establishment of a new and cutting edge national maintenance center for the IAF’s squadrons and bases.

On January 5, 2015, the Company announced that it was awarded an approximately $100 million contract from the IMOD to procure six new firefighting aircraft and operate the firefighting squadron, which will consist of a total of fourteen aircraft, including eight aircraft previously procured by Elbit Systems. The contract, to be performed over an eight-year period, also covers flight hours, infrastructure upgrade, maintenance, airstrip operation, handling of fire retardants and other aspects of operating the squadron.

On January 14 , 2015, the Company announced that it was awarded contracts by the IMOD, in a total amount of approximately $54 million, for the supply and maintenance of advanced electro-optics systems, to be performed by Elbit Systems Electro-optics Elop Ltd. over a six-year period.

On January 15, 2015, the Company announced that it was awarded IMOD contracts, in a total amount of approximately $117 million, for the supply of Command, Control, Computer, Communications and Intelligence (C4I) systems and communications systems. Most of the contracts will be performed over six-year period.

On January 19, 2015, the Company announced that it was awarded a contract from an Asian Army to provide the mini MUSIC™ IR MWS based DIRCM systems for the customer’s Blackhawk helicopters. The contract will be performed during 2015 and is in an amount that is not material to Elbit Systems.

Earning Release

Dividend:

The Board of Directors declared a dividend of $0.35 per share for the fourth quarter of 2014. The dividend’s record date is March 20, 2015. The dividend will be paid from income generated as Preferred Income (as defined under Israeli tax laws), on April 2, 2015, net of taxes, at the rate of 20%.

Conference Call:

The Company will be hosting a conference call today, Wednesday, March 11, 2015 at 9:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 668 9141
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number: +972 3 918 0609

at: 9:00 am Eastern Time; 6:00 am Pacific Time; 1:00 pm UK Time; 3:00 pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 326 9310 (US) or +972 3 925 5901 (Israel and International).

Earning Release

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, electronic warfare suites, signal intelligence systems, data links and communications systems and radios. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services, including training and simulation systems.
For additional information, visit: www.elbitsystems.com or follow us on Twitter.

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel: +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1943, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward-looking statements are based on management's expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.'s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Earning Release

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service, or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.

(FINANCIAL TABLES TO FOLLOW)

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	As of December 31,
	2014	2013
	Audited
Assets
Current assets:
Cash and cash equivalents	$200,407	$191,737
Short-term bank deposits and marketable securities	79,369	22,549
Available-for-sale marketable securities	26,150	51,076
Trade and unbilled receivables, net	928,757	823,245
Other receivables and prepaid expenses	145,562	151,367
Inventories, net of customers advances	868,799	756,032
Total current assets	2,249,044	1,996,006

Investments in affiliated companies and partnerships	125,433	131,362
Long-term trade and unbilled receivables	212,725	242,576
Long-term bank deposits and other receivables	18,081	52,983
Deferred income taxes, net	60,224	35,695
Severance pay fund	276,707	323,388
	693,170	786,004

Property, plant and equipment, net	441,535	481,408
Goodwill and other intangible assets, net	637,532	669,750
Total assets	$4,021,281	$3,933,168

Liabilities and Equity
Short-term bank credit and loans	$557	$—
Current maturities of long-term loans and Series A Notes	81,958	63,111
Trade payables	369,659	301,480
Other payables and accrued expenses	758,760	720,544
Customer advances in excess of costs incurred on contracts in progress	413,223	349,998
	1,624,157	1,435,133

Long-term loans, net of current maturities	220,716	224,209
Series A Notes, net of current maturities	293,923	377,812
Employee benefit liabilities	396,639	407,855
Deferred income taxes and tax liabilities, net	68,435	73,502
Customer advances in excess of costs incurred on contracts in progress	120,299	164,854
Other long-term liabilities	58,217	55,634
	1,158,229	1,303,866

Elbit Systems Ltd.'s equity	1,226,667	1,177,012
Non-controlling interests	12,228	17,157
Total equity	1,238,895	1,194,169
Total liabilities and equity	$4,021,281	$3,933,168

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amounts)

	Year Ended December 31,		Three Months Ended December 31,
	2014	2013	2014	2013
	Audited		Unaudited
Revenues	$2,958,248	$2,925,151	$850,284	$811,460
Cost of revenues	2,133,151	2,100,304	620,741	589,911
Gross profit	825,097	824,847	229,543	221,549
Operating expenses:
Research and development, net	228,011	220,482	71,023	63,927
Marketing and selling, net	216,537	235,466	59,500	60,711
General and administrative, net	139,634	129,507	34,794	39,058
Other operating income, net	(5,951)	—	—	—
Total operating expenses	578,231	585,455	165,317	163,696
Operating income	246,866	239,392	64,226	57,853

Financial expenses, net	(47,498)	(37,310)	(11,213)	(10,035)
Other (expense) income, net	120	937	(134)	12
Income before income taxes	199,488	203,019	52,879	47,830
Taxes on income	(25,624)	(25,313)	(9,474)	(8,114)
	173,864	177,706	43,405	39,716
Equity in net earnings of affiliated companies and partnerships	5,549	13,032	1,786	5,465
Income from continuing operations	179,413	190,738	45,191	45,181
Income from discontinued operations, net	—	681	—	—
Net income	$179,413	$191,419	$45,191	$45,181

Less: net income attributable to non-controlling interests	(8,433)	(8,002)	(1,206)	(2,312)
Net income attributable to Elbit Systems Ltd.'s shareholders	$170,980	$183,417	$43,985	$42,869

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share
Continuing operations	$4.01	$4.34	$1.03	$1.01
Discontinued operations	—	0.01	—	—
Total	$4.01	$4.35	$1.03	$1.01
Diluted net earnings per share
Continuing operations	$4.01	$4.33	$1.03	$1.01
Discontinued operations	—	0.01	—	—
Total	$4.01	$4.34	$1.03	$1.01

Weighted average number of shares used in computation of basic earnings per share (in thousands)	42,654	42,139	42,681	42,427
Weighted average number of shares used in computation of diluted earnings per share (in thousands)	42,677	42,295	42,702	42,542

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Year Ended December 31,
	2014	2013
	Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$179,413	$191,419
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	122,408	129,348
Write-off of impairment and discontinued operations, net	—	254
Stock-based compensation	322	440
Amortization of Series A Notes premium and related issuance costs, net	(91)	(92)
Deferred income taxes and reserve, net	(47,456)	221
Gain on sale of property, plant and equipment	(3,266)	(147)
Loss (gain) on sale of investment	(4,957)	873
Equity in net loss of affiliated companies and partnerships, net of dividend received (*)	7,449	468
Changes in operating assets and liabilities, net of amounts acquired:
Increase in short and long-term trade receivables and prepaid expenses	(67,177)	(108,337)
Increase in inventories, net	(112,747)	(4,785)
Increase in trade payables and other payables and accrued expenses	81,687	55,935
Severance, pension and termination indemnities, net	6,282	(3,595)
Increase (decrease) in advances received from customers	15,970	(95,027)
Net cash provided by operating activities	177,837	166,975
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(71,211)	(63,019)
Acquisition of subsidiaries and business operations	787	—
Investments in affiliated companies and other companies	(4,620)	(6,222)
Proceeds from sale of property, plant and equipment	24,969	3,755
Proceeds from sale of investments	110	3,550
Investment in long-term deposits	(796)	(2,076)
Proceeds from sale of long-term deposits	790	795
Investment in short-term deposits and available-for-sale marketable securities	(89,521)	(52,975)
Proceeds from sale of short-term deposits and available-for-sale marketable securities	59,374	42,899
Net cash used in investing activities	(80,118)	(73,293)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	3,542	18,364
Repayment of long-term loans	(345,839)	(230,532)
Proceeds from long-term loans	376,500	242,247
Repayment of Series A Notes and convertible debentures	(55,532)	(55,535)
Dividends paid (**)	(68,277)	(75,549)
Change in short-term bank credit and loans, net	557	(181)
Net cash used in financing activities	(89,049)	(101,186)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,670	(7,504)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	$191,737	$199,241
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$200,407	$191,737

* Dividend received from affiliated companies and partnerships	$12,998	$13,500

** Dividends paid in 2014 and 2013 included approximately $ 14,500 and $ 24,900, respectively, dividends paid by a subsidiary to non-controlling interests.

Earning Release

ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES

Consolidated Revenues by Areas of Operation:

	Year Ended				Three Months Ended
	December 31,				December 31,
	2014		2013		2014		2013
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Airborne systems	$1,197.9	40.5	$1,133.1	38.7	$314.3	37.0	$283.8	35.0
Land systems	274.9	9.3	309.3	10.6	113.4	13.3	113.9	14.0
C4ISR systems	1,118.5	37.8	1,071.4	36.6	309.6	36.4	299.5	36.9
Electro-optic systems	265.1	9.0	313.9	10.7	82.6	9.7	86.6	10.7
Other (mainly non-defense engineering and production services)	101.8	3.4	97.5	3.4	30.4	3.6	27.7	3.4
Total	$2,958.2	100.0	$2,925.2	100.0	$850.3	100.0	$811.5	100.0

Consolidated Revenues by Geographical Regions:

	Year Ended				Three Months Ended
	December 31,				December 31,
	2014		2013		2014		2013
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Israel	$638.8	21.6	$705.7	24.1	$145.9	17.2	$235.1	29.0
North America	826.8	27.9	860.7	29.4	216.3	25.4	229.7	28.3
Europe	460.9	15.6	546.7	18.7	152.0	17.9	148.8	18.3
Asia Pacific	528.8	17.9	448.1	15.3	182.5	21.5	90.7	11.2
Latin America	454.5	15.4	283.0	9.7	143.0	16.8	72.1	8.9
Other countries	48.4	1.6	81.0	2.8	10.6	1.2	35.1	4.3
Total	$2,958.2	100.0	$2,925.2	100.0	$850.3	100.0	$811.5	100.0